4
1
<SROS>NASD
<REPORTING-OWNER>
  0001181546
  Officer
</REPORTING-OWNER>
<SUBJECT-COMPANY>
  Wind River Systems, Inc.
  0000833829
  <IRS-NUMBER>94-2873391
</SUBJECT-COMPANY>
<PERIOD>04/18/03
4
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Fraser, David G
   500 Wind River Way


   Alameda, CA  94501
2. Issuer Name and Ticker or Trading Symbol
   Wind River Systems, Inc. (WIND)
3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

4. Statement for Month/Day/Year
   4/18/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   Group Vice President of
   Products
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                                                                                     11,501         D  Direct

Table II (PART 1)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     $11.40          04/18/03       D (1)                      40,000                        02/25/12
(right to buy)
Non-Qualified Stock Option     $13.63          04/18/03       D (1)                      25,209                        04/13/09
(right to buy)
Non-Qualified Stock Option     $14.25          04/18/03       D (1)                      30,691                        05/06/09
(right to buy)
Non-Qualified Stock Option     $22.46          04/18/03       D (1)                      45,000                        05/13/08
(right to buy)
Non-Qualified Stock Option     $24.30          04/18/03       D (1)                      50,000                        05/09/11
(right to buy)
Non-Qualified Stock Option     $25.38          04/18/03       D (1)                      45,000                        07/24/07
(right to buy)
Non-Qualified Stock Option     $27.33          04/18/03       D (1)                      105,000                       09/08/07
(right to buy)
Non-Qualified Stock Option     $29.50          04/18/03       D (1)                      80,000                        04/17/10
(right to buy)
Non-Qualified Stock Option     $36.38          04/18/03       D (1)                      8,550                         10/13/10
(right to buy)
Non-Qualified Stock Option     $36.38          04/18/03       D (1)                      8,550                         10/13/10
(right to buy)

Table II (PART 2)  Derivative Securities Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
------------------------------------------------------------------------------------------------------------------------------------
1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option     04/18/03  Common Stock                   40,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   25,209                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   30,691                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   45,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   50,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   45,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   105,000                   0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   80,000                    0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   8,550                     0             D   Direct
(right to buy)
Non-Qualified Stock Option     04/18/03  Common Stock                   8,550                     0             D   Direct
(right to buy)

Explanation of Responses:

(1)
Cancellation of option in accordance with a voluntary stock option exchange program.

SIGNATURE OF REPORTING PERSON
/S/ By: Marla Ann Stark, Attorney-in-Fact
    For: David G. Fraser
DATE 04/18/03